Athena Bitcoin Global

1 SE 3rd Avenue, Suite 2740

Miami, Florida 33131

May 12, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:

Irene Paik, Staff Attorney (202) 551-6553
David Lin, Staff Attorney (202) 551-6553

Re:	Athena Bitcoin Global
Registration Statement on Form S-1 Filed February 10, 2022
File No. 333-262629

Dear Ms. Paik and Mr. Lin:

Athena Bitcoin Global (the “Company”) hereby responds to the Staff’s additional supplemental response request regarding the following former comment issued by the Staff and the Company’s response in the letter dated August 13, 2021 responding to the Staff’s comments:

Athena Bitcoin Global

Draft Registration Statement on Form S-1 Submitted May 5, 2021

CIK No. 0001095146

General

53. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact the staff member associated with the review of this submission to discuss how to submit the materials, if any, to us for our review.

In response to Staff’s comments, please be advised that the Company hereby confirms that is has not used written communications, as defined in Rule 405 under the Securities Act, or anyone authorized to do so on the Company’s behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Iwona J. Alami at (949) 760-6880.

Very truly yours.

By: /s/ Matias Goldenhorn
Chief Executive Officer

cc: Iwona Alami, Esq.